WW Investors, LLC

NY REIT - JBG Proposed Combination: Defeat the
Transaction

Disclaimer

This presentation with respect to New York REIT, Inc. ("NYRT" or, the "Company") is for general informational purposes only, is not complete and does not constitute legal, tax, investment, financial or other advice or a recommendation to enter into or conclude any transaction or buy or sell any security (whether on the terms shown herein or otherwise). It does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of WW Investors, LLC ("WW Investors"), and are based on publicly available information, including information derived or obtained from filings made with the Securities and Exchange Commission (the "SEC"), other regulatory authorities and from third parties (including other companies considered comparable).
WW Investors has not sought or obtained consent from any third party to use any statements or information indicated herein. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No representation or warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate and complete.

There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. All investments involve risk, including the risk of total loss. The estimates, projections, pro forma information and potential impact of WW Investors ' action plan set forth herein are based on assumptions that WW Investors believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security or investment in any fund or account managed by WW Investors. WW Investors currently holds shares of the Company's common stock. It is possible that there will be developments in the future that cause WW Investors, from time to time (in open market or privately negotiated transactions or otherwise), to sell all or a portion of their shares (including via short sales), buy additional shares or trade in options, puts, calls or other derivative instruments relating to such shares. WW Investors reserves the right to take any actions with respect to its investment in the Company as it may deem appropriate, including, but not limited to, communicating with management of the Company, the Board of Directors of the Company and other investors and third parties, and conducting a proxy solicitation with respect to the election of persons to the Board of Directors of the Company.

WW Investors recognizes that there may be non-public information in the possession of the companies discussed in the presentation that could lead these companies to disagree with WW Investors ' conclusions. The analyses provided may include certain forward-looking statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies discussed in this presentation, access to capital markets, market conditions and the values of assets and liabilities. Such statements, estimates, and projections reflect various assumptions by WW Investors concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations and/or warranty, express or implied, are made by WW Investors, its affiliates, its or their representatives, agents or associated companies or any other person, as to the reliability, accuracy or completeness of such statements, estimates or projections or with respect to any materials contained in this presentation, or in any other written or oral communication transmitted or made available to the recipient; and, the information contained in this presentation may not contain all of the information required in order to evaluate the value of the companies discussed in this presentation. WW Investors , its affiliates and its and their representatives, agents and associated companies expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom.

WW Investors' views and opinions expressed in this report are current as of the date of this report, and are subject to change. WW Investors reserves the right to change any of its opinions expressed herein at any time, but it disclaims any obligation to update this presentation for any changes in its views, analysis and/or opinions expressed herein, including, without limitation, the manner or type of any WW Investors investment. Past performance is not indicative of future results. WW Investors has received no compensation for the production of the research/presentation.

Persons affiliated with WW Investors have invested in common stock of NYRT. It is possible that there will be developments in the future that cause WW Investors to change its position regarding NYRT. WW Investors may buy, sell, cover or otherwise change the form of its investment for any reason. The affiliates of WW Investors may invest in other companies mentioned in this report from time to time.

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and WW Investors ' use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.

This presentation does not in any way constitute an offer or solicitation of an offer to buy or sell any security in any jurisdiction in which such an offer would be unlawful under the securities laws of such jurisdiction. WW Investors LLC, Michael L. Ashner and Steven Witkoff, intends to file preliminary proxy statements and accompanying proxy cards with the Securities and Exchange Commission ("SEC") to be used to solicit votes (i) for the election of its slate of director nominees at the 2016 annual meeting of stockholders of the Company and (ii) in opposition to the transaction among NYRT, New York Operating Partnership, L.P., JBG Properties, Inc. and JBG Operating Partners, L.P. and certain of their affiliated pooled investment funds, announced by the Company on May 25, 2016.

WW INVESTORS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENTS AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENTS WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation: WW Investors LLC, Michael L. Ashner, James P. Hoffmann, Gregory Hughes, Neil H. Koenig, and Steven Witkoff.

As of the date hereof, WW Investors directly owns 80 shares of common stock, $0.01 par value per share, of the Company (the "Common Stock"). As of the date hereof, Mr. Ashner directly owns 1,052,600 shares of Common Stock, and may be deemed to beneficially own an additional 6,000 shares of Common Stock held in his spouse's IRA. As of the date hereof, Mr. Hoffman directly owns 75,000 shares of Common Stock. As of the date hereof, Mr. Hughes directly owns 20,000 shares of Common Stock. As of the date hereof, Mr. Witkoff directly owns 149,960 shares of Common Stock. Each of Messrs. Ashner and Witkoff, as a manger and a member of WW Investors, may be deemed the beneficial owner of the 80 shares of Common Stock directly owned by WW Investors. Mr. Koenig does not directly or indirectly own any shares of Common Stock.

TABLE OF CONTENTS

I. **Why We Are Opposed to the JBG Combination & What We Plan to do About it**

II. **What's Behind Door #3**

III. **Our Vision**

IV. **Director Candidates**

V. **Have They No Shame?**

VI. **Conclusion**

VII. **Appendix A**

Why We Are Opposed to the JBG Combination & What We Plan to do About it

- Many of you have reviewed the June 20, 2016 presentation from WW Investors, LLC ("WW Investors", "we", or "our"), together with its members, a beneficial owner of more than 1.2 million shares of NY REIT, Inc. ("NYRT" or, the "Company") common stock, in which we stated our opposition to the proposed combination, reverse merger, internalization transaction by which JBG Properties, Inc. and its affiliates (collectively, "JBG")(the "Combination"), seek to acquire control of NYRT.

- We remain firm in our belief that a stand alone sale or liquidation of NYRT for cash and/or publicly traded securities from an existing publicly traded company would result in substantially greater proceeds to NYRT stockholders than can be realized through the Combination. Solely based on NYRT management's disclosure, we derived a valuation range of $11.39-$12.31 per share and we estimated a post-Combination trading range of $3.52-$5.71 per share. (See Appendix A).

- We continue to urge our fellow NYRT stockholders to vote AGAINST the proposed Combination if/when the Combination is put to a stockholder vote.

- We also continue to believe that (i) the proposed Combination will destroy stockholder value, potentially resulting in a stock price of less than $6.00 per share; (ii) the genesis of the Combination consists of JBG management's desire to receive a $450M-$700M payday (by way of internalizing JBG's management fees on the backs of NYRT stockholders) and to facilitate a $50M pay off to Nick Schorsch and cronies; and (iii) NYRT stockholders purchased NYRT shares in order to own New York City real estate, NOT the bagatelle of Maryland, Virginia and Washington D.C. assets that we will receive from the Combination.

- We have submitted to the Company formal nominations of a slate of five highly qualified director candidates (the "Nominees") for election the Board at NYRT's upcoming 2016 Annual Meeting of Stockholders.

We Continue to Urge our Fellow NYRT Stockholders to Vote AGAINST the Proposed Combination if/when the Combination is put to a Stockholder Vote.

What's Behind Door #3

- We understand cash – dollars, euros, renminbi, etc. We understand daily market priced publicly traded securities - SL Green common stock, Vornado preferred stock, etc. Cash, publicly traded securities, all have an immediately discernible value to us and to all NYRT shareholders. There is a measurable value there.

- The proposed Combination has no measurable value. We NYRT shareholders will be given an "opinion" from Combination-paid experts without any skin in the game as to what the value of what we are getting for our NYRT shares appears to them to be. We are not getting cash. We are not getting a daily market priced publicly traded security. What we are getting is an "opinion" of what we will be getting. It is as if we are being asked to convey our daily market priced shares for whatever is behind "Door #3".

- Why? Because if we were receiving cash or a publicly traded security, the Combination would have a discernible value, and that discernible value would likely result in little or no compensation to the Schorsch cronies.

- NYRT shareholders do not want an "opinion of value" for their valuable shares, they deserve real discernable value.

Our Vision—Voting Down the Combination, Voting for Our Nominees

˝ *New NYRT Directors*—Assuming NYRT stockholders vote AGAINST the Combination, and our Nominees are elected at the 2016 Annual Meeting of Stockholders, the Nominees will immediately pursue policies and proposals that maximize stockholder value, which will include exempting NYRT from the Maryland Anti-Takeover Laws ("MUTA"), and re-engaging in a new strategic review process seeking to sell the Company in one or a series of value-maximizing and tax-efficient transactions.

˝ *Independent and Transparent Strategic Review Process*—Unlike the previous process that was apparently weighted down by the Schorsch cabal's self dealing and self interest, any strategic review process managed by our Nominees will include the Board advising stockholders and the market about the progress of such a process and will result in a strategic review process that balances transparency and discretion.

˝ *New Executive Leadership*—The Nominees understand the importance of smart, experienced, independent executive leadership, and would engage a highly qualified senior executive with New York real estate and REIT experience to oversee the Company and implement the strategic review process. This individual would have no prior affiliation with WW Investors or its principals.

We Believe That if Elected the Efforts of the Nominees will Facilitate a Prompt Straightforward Realization of Stockholder Value

Our Vision—Our Nominees are Open to all Means of Increasing Value

˝ *Liquidation Will Be a Real Option*—If the Nominees are elected and in the unlikely event that the strategic review process fails to result in a reasonably priced transaction, we believe our Nominees would give strong consideration to a stockholder vote for adoption of a plan of liquidation. As an example of a successful similarly situated liquidation, the plan of liquidation adopted by Winthrop Realty Trust (NYSE: FUR) ("FUR"), an externally advised real estate investment trust managed by an affiliate of WW Investors, has to date generated cash and a per share price of approximately $16.65, as compared to FUR's $11.45 per share price during the week prior to the announcement by FUR's board of the liquidation recommendation.

˝ *Schorsch's Bleeding of NYRT Value Must End*—The Nominees understand that NYRT's value belongs to NYRT stockholders, not Schorsch who apparently continues to bleed NYRT of its value through his controlled external advisor. The Nominees are committed to doing whatever is necessary to protect shareholders and end Schorsch's insatiable extraction of NYRT value.

˝ *Replacing the Schorsch Advisor* – The Nominees would likely consider terminating the Schorsch Advisor and engaging a management support services firm affiliated with WW Investors. If approved by the independent directors, such interim arrangement would: (i) have a below-market, reduced base fee without expense reimbursement; (ii) eliminate all current and any future termination fees, financing fees, disposition fees, oversight fees and the like; and (iii) be terminable by the independent directors on a 60 days notice. Most importantly, this interim arrangement would be structured to comport with our central goal of maximizing shareholder value through the successful reengagement of the strategic process.

The Nominees are Focused on Maximizing Stockholder Value Through all Available Means, Including Liquidation and Replacing NYRT's Current Advisor.

Director Candidates

The Nominees—WW Investors' independent and highly qualified candidates are:

- **Michael L. Ashner** – Mr. Ashner is currently the Chairman and Chief Executive Officer of Winthrop Realty Trust, positions he has held since April 2004 and December 31, 2003, respectively. Since 1996, Mr. Ashner has served as the Chief Executive Officer of First Winthrop Corporation, a private real estate investment and management company, at which he has also served as a director. From 2005 to 2008, Mr. Ashner served as the Executive Chairman and a trustee of Lexington Realty Trust ("Lexington") (NYSE: LXP). From 2005 to 2008, Mr. Ashner served as a director and the Chairman and Chief Executive Officer of Newkirk Realty Trust, Inc. ("Newkirk"), until Newkirk was merged into Lexington in 2008. From 2002 until their liquidation in 2004, Mr. Ashner served as a director and Chief Executive Officer of each of Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc., three real estate investment trusts. From 1998 to 2010, Mr. Ashner served as a director of NBTY, Inc. (formerly known as Nature's Bounty, Inc.) (NYSE: NTY). Mr. Ashner serves on the Board of Trustees of the Northwell Health System, for which he has been a member since 2002; the Advisory Board of the Cornell University Program in Real Estate, for which he has been a member since 2004; the Board of Trustees of the Beit Ruth School, for which he has been a member since 2001; and the Board of Trustees of the National World War II Museum, for which he has been a member since 2008. Mr. Ashner earned his AB from Cornell University and his J.D. from The University of Miami. Mr. Ashner's extensive business leadership skills and experience serving in senior executive positions, coupled with his significant real estate experience, well qualifies him to serve on NYRT's Board of Directors.

- **James P. Hoffmann** – Mr. Hoffmann is a former Partner and Senior Vice President of Wellington Management Company, a private, independent investment management company, at which he additionally served as the Global Industry Analyst for the real estate sector, as well as on numerous internal management oversight committees, from 1997 to 2012. Prior to that, Mr. Hoffmann served as Vice President and Analyst for Everen Securities, Inc., a nationwide brokerage firm, from 1995 to 1997, and LaSalle Street Capital Management, LLC, an investment advisory firm, in 1995. From 1992 to 1994, he served as Senior Investment Officer for Real Estate at the Washington State Investment Board, an agency which manages the state's retirement and public funds. Mr. Hoffmann served as Vice President of Eastdil Realty, Inc., a real estate investment banking company, from 1986 to 1991. Mr. Hoffmann has served as a member of the Board of Trustees of First Potomac Realty Trust (NYSE: FPO), a real estate investment trust, since May 2015, and also serves on its Audit Committee and Finance and Investment Committee. In addition, Mr. Hoffmann has served as a director of HCP, Inc. (NYSE: HCP), a company that invests primarily in real estate serving the healthcare industry in the United States, since July 2014, and also serves on its Audit Committee, Nominating and Corporate Governance Committee, and Finance Committee. Since March 2015, Mr. Hoffmann has been a member of the Board of Representatives of the International Market Centers, L.P., a private REIT, and also serves on its Audit Committee and Compensation Committee. He received a B.S. in Economics and an M.S. in Real Estate Appraisal and Investment Analysis from the University of Wisconsin, Madison. Mr. Hoffmann's experience in investment management and finance, and knowledge of directorial and public company governance matters from his years of service on public boards, well qualifies him to serve on NYRT's Board of Directors.

Director Candidates--Continued

- **Gregory Hughes** – Mr. Hughes is currently Principal for Roscommon Capital Limited Partnership, a financial advisory and investment firm, a position that he has held since 2010. Mr. Hughes has served as a member of the Board of Directors and the Audit Committee of Gramercy Property Trust (NYSE: GPT) since 2012. Mr. Hughes also served as the Chief Operating Officer of SL Green Realty Corp. (NYSE: SLG) ("SL Green") from 2007 to 2010 and its Chief Financial Officer from 2004 to 2010, responsible for finance, capital markets, investor relations and administration. From 2004 to 2008, Mr. Hughes also served as Chief Credit Officer of Gramercy Capital Corp. (NYSE: GKK). From 2002 to 2003, prior to joining SL Green, Mr. Hughes was Managing Director and Chief Financial Officer of the private equity real estate group at JP Morgan Partners. From 1999 to 2002, Mr. Hughes was a Partner and Chief Financial Officer of Fortress Investment Group, an investment and asset management firm, which managed a real estate private equity fund of approximately $900 million and a NYSE listed real estate investment trust with assets in excess of $1.3 billion. While at Fortress Investment Group, Mr. Hughes was actively involved in evaluating a broad range of real estate equity and structured finance investments and arranged various financings to facilitate acquisitions and fund recapitalizations. Mr. Hughes also served as Chief Financial Officer of Wellsford Residential Property Trust and Wellsford Real Properties, at which he was responsible for the firm's financial forecasting and reporting, treasury and accounting functions, capital markets and investor relations. From 1985 to 1992, Mr. Hughes worked at Kenneth Leventhal & Co., a public accounting firm specializing in real estate and financial services. Mr. Hughes received a B.S. degree in Accounting from the University of Maryland and is a Certified Public Accountant. Mr. Hughes' experience serving in senior executive positions and his extensive finance and accounting expertise, well qualifies him to serve on NYRT's Board of Directors.

- **Neil H. Koenig** – Mr. Koenig is co-founder and co-managing partner of Imowitz Koenig & Co., LLP, a New York based accounting firm that began in 1980. Mr. Koenig began his career at Ernst & Young LLP, at which he worked in accounting and finance from 1974 to 1979. Additionally, he has been a member of the American Institute of Certified Public Accountants since 1978, a member of the New York State Society of Certified Public Accountants ("NYSSCPA") since 1978, and has also served as Chairman of NYSSCPA's Real Estate Committee. Mr. Koenig is currently the managing member of Real Estate Systems Implementation Group, LLC ("RESIG") (an affiliate of Imowitz Koenig & Co., LLP). RESIG provides consulting and administrative support services to the private equity real estate industry. Mr. Koenig earned his B.S. in Economics from Fairleigh Dickinson University and his MBA in Finance from Fordham University. Mr. Koenig's approximately 40 years of experience in accounting and finance well qualifies him to serve on NYRT's Board of Directors.

Director Candidates--Continued

- **Steven Witkoff –** Mr. Witkoff is currently Chairman and Chief Executive Officer of The Witkoff Group, which he founded in 1997. Prior to founding and serving at The Witkoff Group, from 1986 to 1997, Mr. Witkoff co-founded and served at the Steller Management Company, at which he acquired and repositioned a portfolio of residential buildings in New York City. Prior to his time at Steller, Mr. Witkoff practiced as an attorney in real estate law at Dreyer & Traub and Rosenman & Colin from 1983 to 1986, at which he represented a number of large developers and investors. Mr. Witkoff has served on the Executive Committee for the Real Estate Board of New York, and as a Trustee for the Intrepid Foundation. Mr. Witkoff has served on the Board of Trustees of Hofstra University since 2015, and the Jeffrey Modell Foundation since 1998. Mr. Witkoff earned both his bachelor's degree and J.D. from Hofstra University in 1980 and 1983, respectively. Mr. Witkoff's approximately 30 years of experience in real estate and leadership positions well qualifies him to serve on the Board.

Have They No Shame?

- *NYRT's Baseless Allegations Don't Change Facts*—Media sources and others have reported mutterings from representatives of JBG and NYRT that WW Investor's goal is simply to seize a long term fee based contract from NYRT (similar to the Schorsch business model). These allegations are not only false but also shameless.

- *The Schorsch Compensation Model is Outrageous*—We view the Schorsch crony compensation model, which seeks free stock, termination fees, consulting fees, listing fees, management fees, etc. as a major impediment to the execution of a reasonable sales process. It is no surprise to us that a Board that would allow such egregious compensation would also agree to such an egregious Combination.

- *JBG has no Credibility on the External Advisor Issue*—For representatives of JBG to raise the external advisor issue is laughable in view of their own business model, which, it seems to us, is currently and has always been one in which they have acted as an external advisor to their funds and partnerships (taking millions of dollars of management fees, development fees, leasing commissions, and other fees from their inception).

- *NYRT Stockholders Pay for JBG's Windfall*—Most shocking, JBG management appears to have engineered the Combination to provide it with between $450M-700M in compensation through an internalization on the backs of NYRT stockholders and, thereafter, will continue to pay its executives and employees generous compensation. And JBG questions our motives?

Conclusion

- We believe that if elected the proposals and policies that the Nominees would pursue would result in the best outcome for expeditiously maximizing stockholder value. The ongoing hindrance that requires approval of only those proposals which provide untoward compensation to the Schorsch advisor would no longer exist, and the Nominees' new strategic review process would be handled fairly and equitably.

- We urge you to vote AGAINST this Combination that (i) will destroy stockholder value, (ii) smacks of egregious greediness by its participants, and (iii) will result in an absurd dilution of New York City assets with the bagatelle of Maryland, Virginia and Washington D.C. mixed assets.

It is Time for NYRT Stockholders to Clean Their House.
Vote Against the Combination. Vote for the WW Advisor Slate of Directors.

Appendix A

NYRT Flawed & Incomplete Valuation

A true assessment of post Combination value is difficult to calculate as there are no references to traditional REIT metrics of value (e.g., AFFO, FFO, CAD, etc.). The only references in the Combination's presentation materials from which we could derive a valuation estimate of NYRT shares indicate a NOI for NYRT of $115M and net debt of $1.182B (1).
So be it, for the moment.

$115MM % .04 capitalization rate (2) =	$2.875B
Let's now add the Viceroy Hotel purchased new 11/2013 for $148.5M (3)	$ .148B
Now, let's add the option value for the 50.9% interest in Worldwide Plaza according to Mike Happel , chief executive officer of each of NYRT, its advisor and property manager (4)	$ .330B
	$3.353.B
Less: Net Debt (5)	($1.182B)
	$ 2.171B
	÷ 167M shares
NAV per share	$ 13.00

This correlates with Michael Happel's comments on May 12, 2015, in which he did not dispute a prior valuation of $12.49 per share, and stated
*"… but I will comment that I think **the market has only improved since that time…**" [Emphasis Added]* (6)

Mr. Happel further indicated that without the benefit of <u>any</u> NOI from the Viceroy Hotel,
"[w]hen this free rent 'burns off,' the run rate will be closer to $126MM." (5)

Adjusting this run rate of $126MM downward by $3.5MM to account for the recent borough asset sales described by the Company, NYRT's expected real NOI would be $122.5MM. Using this annual NOI of $122.5MM and **increasing** the capitalization rate to a more cautious 4.5%, we derive an adjusted share value of approximately $12.08 per share. Subtracting a conservative estimate of transactional costs of $115MM results finally in an NAV range of between $11.39 to $12.31 per share.

	$12.08 -	$13.00 a share
Less Costs (7)	(0.68)	(0.69)
Their statements. Their numbers.	**$11.39 -**	**$12.31**

Using NYRT Management's Numbers, NYRT has a Net Asset Value (NAV) of Between $11.39 - $12.31.

1. May 2016 NYRT Investor Presentation. Pages 11, and 18.
2. Conference Call Transcript ,May 12, 2015. Michael Happel. Page 3.
3. Press Release, September 26, 2013.
4. Conference Call Transcript, May 12, 2015. Michael Happel. Page 3
5. May 2016 NYRT Investor Presentation. Page 11.
6. Conference Call Transcript May 12, 2015. Michael Happel. Page 3.
7. $115M in estimated transactional costs based on a New York City transfer tax of 3.05% plus additional costs of $25M, divided by 167MM shares.

Depressed Post-Combination Valuation Analysis: Poor Positioning vs. NYRT/JBG Selected Peer Group

- The charts on the following slides provide post-Combination projected trading ranges for the combined company's shares. These charts were prepared without the benefit of any projected AFFO, FFO, CAD or any other commonly used REIT metrics, as none were provided in the Combination's presentation materials. Such charts are based solely on the projected dividend yield, without alteration of the selected peer group. The selected "peer group" used by NYRT/JBG to support what we find to be a wanton destruction of shareholder value are as follows:

  - Boston Properties – A $30.6 billion total equity value ("TEV") REIT pure play Class A office;
  - Vornado Realty Trust – A $35.0 billion TEV diversified REIT;
  - SL Green – A $22.6 billion TEV pure play New York City REIT;
  - Empire Realty Trust – Pure play New York City office REIT;
  - Paramount Realty Group – Pure play Class A office REIT; and
  - Douglas Emmet, Inc. – A Los Angeles and Honolulu based office and multifamily REIT

  In comparison to the above stellar NYRT/JBG-selected peer group, the proposed combined company will be both geographically and asset diversified, Net Debt/EBITDA levered at approximately 12x (while the average leverage of its selected peer group is 7.4x), materially more weighted to raw land and development and less than one half the size of each of Boston Properties, Vornado and SL Green. While most of us share some physical characteristics with Stephen Curry, that does not suggest we might share his three point shot performance.

Depressed Post-Combination Valuation Analysis:

- If one adopts the Combination's projections on an unquestioned basis, the projected dividend of $0.15 to $0.20 per share and range the yield from 3.5% to 4.25% to better reflect leverage, risk and diversification, it is not unreasonable to assume **a post-closing share trading range of as low as $3.52 to $5.71 per share.** [1]

- Assuming even a somewhat generous $6.00 post-Combination share price, we have a stock price equivalent of approximately 50% of the low range of our estimated NAV per share price.

The Combined Company will be in Markedly Worse Financial and Operating Positions Compared to NYRT Management's own Selected Peer Group.

(1) Calculated as follows: $0.15/.0425 = $3.52; and $0.20/.035 = $5.71.

Depressed Post-Combination Valuation Pricing:
Dividend Yield = Low Share Trading Price

- NYRT projects a "dividend range of $0.15 - $0.20 per share per annum post-closing"[1] Based on the NYRT/JBG selected peer group,[2] this dividend yield range would result in a per share post-closing trading price of $5.35 to $10.00.



(1) As reported in the May 2016 NYRT Investor Presentation, page 4.
(2) "High barrier gateway market – focused mid and large cap peers" reported on page 15 in the May 2016 NYRT Investor Presentation.
(3) Based on closing price June 7, 2016.

Depressed Post-Combination Valuation Analysis:
Excessive Leverage

- High barrier gateway market-focused mid and large cap peers Net Debt/EBIDTA [1]



The Combined Company Would be Excessively Leveraged at Almost Double the Net Debt/EBITDA Average of its Selected Peer Group Peer Group.

(1) As identified in the NYRT Investor Presentation, dated May 2016, page 15.
(2) As reported in the NYRT Investor Presentation, dated May 2016, page 22.
(3) Which is it 11 or 12?